UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 19 November 2025, London UK

Transfer of Treasury Shares

On 18 November 2025, GSK plc (the "Company") transferred 22,000,000 ordinary shares of 31¼ pence each ("Ordinary Shares") that were held by the Company in treasury ("Treasury Shares") to the Company's Jersey resident trust, the GlaxoSmithKline Employee Trust (the "Jersey Trust"), such Ordinary Shares to be used to satisfy awards granted under the Company's Deferred Annual Bonus Plan, Performance Share Plan and Share Value Plan. The consideration received from the trustee of the Jersey Trust, of £17.995 per Ordinary Share, was funded by a loan from GlaxoSmithKline Services Unlimited.

Following the transfer, the Company will hold 234,819,844 Ordinary Shares in treasury and have 4,080,611,266 Ordinary Shares in issue (excluding Treasury Shares).

The total number of voting rights in the Company is 4,080,611,266. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure Guidance and Transparency Rules.

The Company confirms that, in accordance with DTR 5.5.1R, following the above transfer the percentage of voting rights attributable to the Treasury Shares is 5.75%.

This announcement is made in accordance with the requirements of UK Listing Rule 9.8.2.

Notifications may be sent to company.secretary@gsk.com.

V A Whyte
Company Secretary

19 November 2025

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: November 19, 2025

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc